Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2020	As at June 30, 2020
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)

ASSETS
Goodwill	6	131,012	131,596	1,742
Intangible assets	6	16,362	15,501	205
Property, plant and equipment	4	81,120	81,843	1,084
Right-of-Use assets	5	16,748	16,018	212
Financial assets
Investments	7	9,302	8,875	118
Trade receivables		6,049	6,047	80
Other financial assets	10	5,881	6,354	84
Investments accounted for using the equity method		1,383	1,412	19
Deferred tax assets		6,005	3,073	41
Non-current tax assets		11,414	11,821	157
Other non-current assets	11	11,935	11,457	152

Total non-current assets		297,211	293,997	3,894

Inventories	8	1,865	1,644	22
Financial assets
Derivative assets	16	3,025	1,666	22
Investments	7	189,635	213,865	2,832
Cash and cash equivalents	9	144,499	159,443	2,111
Trade receivables		104,474	93,023	1,232
Unbilled receivables		25,209	24,659	326
Other financial assets	10	8,614	10,526	139
Contract assets		17,143	16,301	216
Current tax assets		2,882	2,400	32
Other current assets	11	22,505	23,584	312

Total current assets		519,851	547,111	7,244

TOTAL ASSETS		817,062	841,108	11,138

EQUITY
Share capital		11,427	11,429	151
Share premium		1,275	1,568	21
Retained earnings		476,103	494,659	6,549
Share-based payment reserve		1,550	1,512	20
SEZ Re-investment reserve		43,804	49,234	652
Other components of equity		23,299	28,352	375

Equity attributable to the equity holders of the Company		557,458	586,754	7,768
Non-controlling interest		1,875	1,062	14

TOTAL EQUITY		559,333	587,816	7,782

LIABILITIES
Financial liabilities
Long - term loans and borrowings	12	4,840	4,747	63
Derivative liabilities	16	138	85	1
Lease liabilities		12,638	12,744	169
Other financial liabilities	13	151	192	3
Deferred tax liabilities		2,825	2,261	30
Non-current tax liabilities		13,205	13,060	173
Other non-current liabilities	14	7,537	8,293	110
Provisions	15	2	4	^

Total non-current liabilities		41,336	41,386	549

Financial liabilities
Loans, borrowings and bank overdrafts	12	73,202	69,490	920
Derivative liabilities	16	7,231	2,740	36
Trade payables and accrued expenses		78,129	75,057	995
Lease liabilities		6,560	7,080	94
Other financial liabilities	13	899	885	12
Contract liabilities		18,775	18,279	242
Current tax liabilities		11,731	13,970	185
Other current liabilities	14	19,254	23,546	312
Provisions	15	612	859	11

Total current liabilities		216,393	211,906	2,807

TOTAL LIABILITIES		257,729	253,292	3,356

TOTAL EQUITY AND LIABILITIES		817,062	841,108	11,138

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm Registration No: 117366W/W - 100018	Rishad A. Premji Chairman	M. K. Sharma Director	Thierry Delaporte Chief Executive Officer & Managing Director

Vikas Bagaria Partner Membership No. 60408	Jatin Pravinchandra Dalal Chief Financial Officer		M. Sanaulla Khan Company Secretary

Bengaluru
July 14, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2019	2020	2020
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	19	147,161	149,131	1,974
Cost of revenues	20	(104,273)	(103,700)	(1,373)

Gross profit		42,888	45,431	601

Selling and marketing expenses	20	(10,953)	(9,789)	(130)
General and administrative expenses	20	(8,119)	(10,006)	(132)
Foreign exchange gains/(losses), net	22	858	1,205	16
Other operating income	25	699	97	1

Results from operating activities		25,373	26,938	356

Finance expenses	21	(1,584)	(1,299)	(17)
Finance and other income	22	6,947	5,281	70
Share of net profit /(loss) of associates accounted for using the equity method		(16)	31	^

Profit before tax		30,720	30,951	409
Income tax expense	18	(6,699)	(6,838)	(91)

Profit for the period		24,021	24,113	318

Profit attributable to:
Equity holders of the Company		23,874	23,902	315
Non-controlling interest		147	211	3

Profit for the period		24,021	24,113	318

Earnings per equity share:	23
Attributable to equity holders of the Company
Basic		3.97	4.20	0.06
Diluted		3.96	4.19	0.06

Weighted average number of equity shares used in computing earnings per equity share
Basic		6,010,597,369	5,693,348,171	5,693,348,171
Diluted		6,025,352,442	5,703,168,248	5,703,168,248

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm Registration No: 117366W/W - 100018	Rishad A. Premji Chairman	M. K. Sharma Director	Thierry Delaporte Chief Executive Officer & Managing Director

Vikas Bagaria Partner Membership No. 60408	Jatin Pravinchandra Dalal Chief Financial Officer		M. Sanaulla Khan Company Secretary

Bengaluru
July 14, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2019	2020	2020
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)

Profit for the period		24,021	24,113	318

Other comprehensive income (OCI)
Items that will not be reclassified to statement of income in subsequent periods
Remeasurements of the net defined benefit liability /(asset) comprising actuarial gains and losses		87	(291)	(4)
Net change in fair value of equity instruments measured at fair value through OCI		4	460	6
		91	169	2

Items that may be reclassified to statement of income in subsequent periods
Foreign currency translation differences	17	308	1,091	14
Net change in time value of option contracts designated as cash flow hedges		(90)	86	1
Net change in intrinsic value of option contracts designated as cash flow hedges		123	626	8
Net change in fair value of forward contracts designated as cash flow hedges		219	96	1
Net change in fair value of debt instruments measured at fair value through OCI		639	2,921	39

		1,199	4,820	63

Total other comprehensive income/ (loss), net of taxes		1,290	4,989	65

Total comprehensive income for the period		25,311	29,102	383

Total Comprehensive income attributable to:
Equity holders of the Company		25,178	28,955	381
Non-controlling interest		133	147	2

		25,311	29,102	383

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm Registration No: 117366W/W - 100018	Rishad A. Premji Chairman	M. K. Sharma Director	Thierry Delaporte Chief Executive Officer & Managing Director

Vikas Bagaria Partner Membership No. 60408	Jatin Pravinchandra Dalal Chief Financial Officer		M. Sanaulla Khan Company Secretary

Bengaluru
July 14, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
As at April 1, 2019	6,033,935,388	12,068	533	506,135	2,617	28,565	15,250	2,415	533	568,116	2,637	570,753
Adjustment on adoption of IFRS 16 (net of tax)	—	—	—	(872)	—	—	—	—	—	(872)	—	(872)

Adjusted balances as at April 1, 2019	6,033,935,388	12,068	533	505,263	2,617	28,565	15,250	2,415	533	567,244	2,637	569,881
Comprehensive income for the period
Profit for the period	—	—	—	23,874	—	—	—	—	—	23,874	147	24,021
Other comprehensive income	—	—		—	—	—	322	252	730	1,304	(14)	1,290

Total comprehensive income for the period	—	—	—	23,874	—	—	322	252	730	25,178	133	25,311

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options	1,424,187	3	437	—	(437)	—	—	—	—	3	—	3
Issue of shares by controlled trust on exercise of options	—	—	—	352	(352)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	3	471	—	—	—	—	474	—	474

Total transactions with owners of the Company	1,424,187	3	437	355	(318)	—	—	—	—	477	—	477

As at June 30, 2019	6,035,359,575	12,071	970	529,492	2,299	28,565	15,572	2,667	1,263	592,899	2,770	595,669

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
As at April 1, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333
Comprehensive income for the period
Profit for the period	—	—	—	23,902	—	—	—	—	—	23,902	211	24,113
Other comprehensive income	—	—		—	—	—	1,155	808	3,090	5,053	(64)	4,989

Total comprehensive income for the period	—	—	—	23,902	—	—	1,155	808	3,090	28,955	147	29,102

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options	1,081,494	2	293	—	(293)	—	—	—	—	2	—	2
Issue of shares by controlled trust on exercise of options	—	—	—	83	(83)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	1	338	—	—	—	—	339	—	339
Transferred to special economic zone re-investment reserve	—	—	—	(5,430)	—	5,430	—	—	—	—	—	—
Cash dividend paid to Non-controlling interest	—	—	—	—	—	—	—	—	—	—	(960)	(960)

Total transactions with owners of the Company	1,081,494	2	293	(5,346)	(38)	5,430	—	—	—	341	(960)	(619)

As at June 30, 2020	5,714,438,884	11,429	1,568	494,659	1,512	49,234	24,694	(1,507)	5,165	586,754	1,062	587,816

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		151	21	6,549	20	652	327	(20)	68	7,768	14	7,782

*

Includes 25,788,635 and 22,356,667 treasury shares held as at June 30, 2019 and 2020, respectively by a controlled trust. 1,565,218 and 389,414 shares have been transferred by the controlled trust to eligible employees on exercise of options during the period ended June 30, 2019 and 2020.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm Registration No: 117366W/W - 100018	Rishad A. Premji Chairman	M. K. Sharma Director	Thierry Delaporte Chief Executive Officer & Managing Director

Vikas Bagaria Partner Membership No. 60408	Jatin Pravinchandra Dalal Chief Financial Officer		M. Sanaulla Khan Company Secretary

Bengaluru
July 14, 2020

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2019	2020	2020
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the period	24,021	24,113	318
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	(6)	12	—
Depreciation, amortization and impairment	4,955	6,154	81
Unrealized exchange (gain)/ loss, net and exchange (gain)/ loss on borrowings	694	(2,493)	(33)
Share-based compensation expense	471	360	5
Share of net (profit)/ loss of associates accounted for using equity method	16	(31)	^
Income tax expense	6,699	6,838	91
Finance and other income, net of finance expenses	(5,673)	(4,279)	(57)
Gain from sale of business	(699)	(97)	(1)
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	4,698	11,651	154
Unbilled receivables and contract assets	(5,646)	1,411	19
Inventories	(191)	299	4
Other assets	(1,236)	192	3
Trade payables, accrued expenses, other liabilities and provisions	(3,205)	1,502	20
Contract liabilities	(2,366)	(507)	(7)

Cash generated from operating activities before taxes	22,532	45,125	597
Income taxes paid, net	6,221	(3,313)	(44)

Net cash generated from operating activities	28,753	41,812	553

Cash flows from investing activities:
Purchase of property, plant and equipment	(5,460)	(4,257)	(56)
Proceeds from sale of property, plant and equipment	300	85	1
Purchase of investments	(258,948)	(261,826)	(3,467)
Proceeds from sale of investments	298,606	241,018	3,191
Proceeds from sale of business	7,105	—	—
Interest received	8,700	5,573	74
Dividend received	95	—	—

Net cash (used)/ generated in investing activities	50,398	(19,407)	(257)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	3	2	^
Repayment of loans and borrowings	(14,582)	(24,638)	(326)
Proceeds from loans and borrowings	21,118	21,690	287
Repayment of lease liabilities	(1,750)	(2,320)	(31)
Interest paid	(1,255)	(850)	(11)
Payment of cash dividend to Non-controlling interest holders	—	(960)	(13)

Net cash (used)/ generated in financing activities	3,534	(7,076)	(94)

Net increase in cash and cash equivalents during the period	82,685	15,329	202
Effect of exchange rate changes on cash and cash equivalents	176	(138)	(2)
Cash and cash equivalents at the beginning of the period	158,525	144,104	1,908

Cash and cash equivalents at the end of the period (Note 9)	241,386	159,295	2,108

^	Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm Registration No: 117366W/W - 100018	Rishad A. Premji Chairman	M. K. Sharma Director	Thierry Delaporte Chief Executive Officer & Managing Director

Vikas Bagaria Partner Membership No. 60408	Jatin Pravinchandra Dalal Chief Financial Officer		M. Sanaulla Khan Company Secretary

Bengaluru
July 14, 2020

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited Company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange.

These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on July 14, 2020.

2. Basis of preparation of Interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting” and in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2020. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2020.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit asset/ (liability) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months ended June 30, 2020, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 75.53 as published by Federal Reserve Board of Governors on June 30, 2020. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised products or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the company uses expected cost plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with infinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to expected credit loss calculation based on the Company’s past history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The life is based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend the lease term is included in the lease term, if it is reasonably certain that the lessee would exercise the option. The Company reassesses the option when significant events or changes in circumstances occur that are within the control of the lessee.

l)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecasted transaction.

m)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these interim condensed financial statements including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what we have estimated as of the date of approval of these interim condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

3. Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2020, for a discussion of the Company’s other critical accounting policies except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2020.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2020:

Amendment to IFRS 3 – Business combination

The International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a Company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The adoption of amendment to IFRS 3 is applicable to new acquisition on a prospective basis and hence did not have any impact on the interim condensed consolidated financial statements of the Company.

Amendment to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

The IASB amended some of its requirements for hedge accounting. The amendments provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. The adoption of amendment to IFRS 9, IAS 39 and IFRS 7 did not have any significant material impact on the interim condensed consolidated financial statements of the Company.

Amendment to IAS 1 and IAS 8 – Definition of Material

The IASB issued Amendment to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to update a new definition of material in IAS 1. The amendments clarify the definition of “material” and how it should be applied by including in the definition guidance that until now has featured elsewhere in IFRS Standards. The new definition clarifies that, information is considered material if omitting, misstating, or obscuring such information, could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency. The adoption of the amendment to IAS 1 and IAS 8 did not have any material impact on its evaluation of materiality in relation to the interim condensed consolidated financial statements.

Amendment to IFRS 16 – Leases

The IASB issued amendments to IFRS 16, “Leases”, provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. The amendments allowed the expedient to be applied to COVID-19-related rent concessions to payments originally due on or before June 30, 2021 and also require disclosure of the amount recognized in profit or loss to reflect changes in lease payments that arise from COVID-19-related rent concessions. The reporting period in which a lessee first applies the amendment, it is not required to disclose certain quantitative information required under IAS 8. Accordingly, the Company recognized ₹ 23 as reversal of lease liability in the interim condensed consolidated statement of income for the three months ended June 30, 2020.

New accounting standards not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2020 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendment to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 1 on the consolidated financial statements.

Amendment to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application is permitted. The Company is currently evaluating the impact of amendment to IAS 37 on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Reclassified on adoption of IFRS 16		—		—		(3,420)		—		—		(3,420)

Adjusted balance as at April 1, 2019	₹	3,697	₹	27,490	₹	88,946	₹	16,505	₹	948	₹	137,586
Translation adjustment		2		(1)		88		10		1		100
Additions		—		515		3,787		1,248		3		5,553
Disposals		—		(54)		(989)		(18)		(28)		(1,089)

As at June 30, 2019	₹	3,699	₹	27,950	₹	91,832	₹	17,745	₹	924	₹	142,150
Accumulated depreciation/ impairment:
As at April 1, 2019	₹	—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Reclassified on adoption of IFRS 16		—		—		(2,177)		—		—		(2,177)

Adjusted balance as at April 1, 2019	₹	—	₹	6,715	₹	71,011	₹	12,593	₹	682	₹	91,001
Translation adjustment		—		—		68		6		1		75
Depreciation and impairment		—		293		2,072		423		54		2,842
Disposals		—		(21)		(589)		(10)		(22)		(642)

As at June 30, 2019	₹	—	₹	6,987	₹	72,562	₹	13,012	₹	715	₹	93,276
Capital work-in-progress											₹	22,752

Net carrying value including Capital work-in-progress as at June 30, 2019											₹	71,626

Gross carrying value:
As at April 1, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Reclassified on adoption of IFRS 16		—		—		(3,420)		—		—		(3,420)

Adjusted balance as at April 1, 2019	₹	3,697	₹	27,490	₹	88,946	₹	16,505	₹	948	₹	137,586
Translation adjustment		9		84		1,437		129		(5)		1,654
Additions		55		9,130		13,571		3,487		11		26,254
Additions through Business combinations		—		5		417		7		—		429
Disposals		—		(199)		(3,676)		(258)		(146)		(4,279)

As at March 31, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Accumulated depreciation/ impairment:
As at April 1, 2019		—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Reclassified on adoption of IFRS 16		—		—		(2,177)		—		—		(2,177)

Adjusted balance as at April 1, 2019	₹	—	₹	6,715	₹	71,011	₹	12,593	₹	682	₹	91,001
Translation adjustment		—		32		1,066		91		(2)		1,187
Depreciation and impairment		—		1,319		8,628		1,556		175		11,678
Disposals		—		(118)		(2,649)		(99)		(128)		(2,994)

As at March 31, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Capital work-in-progress											₹	20,348

Net carrying value including Capital work-in-progress as at March 31, 2020											₹	81,120

Gross carrying value:
As at April 1, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Translation adjustment		3		36		383		28		—		450
Additions		—		479		3,761		549		—		4,789
Disposals		—		—		(1,064)		(23)		(3)		(1,090)

As at June 30, 2020	₹	3,764	₹	37,025	₹	103,775	₹	20,424	₹	805	₹	165,793
Accumulated depreciation/ impairment:
As at April 1, 2020		—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Translation adjustment		—		13		273		17		—		303
Depreciation and impairment		—		381		2,657		452		25		3,515
Disposals		—		—		(990)		(2)		(3)		(995)

As at June 30, 2020	₹	—	₹	8,342	₹	79,996	₹	14,608	₹	749	₹	103,695
Capital work-in-progress											₹	19,745

Net carrying value including Capital work-in-progress as at June 30, 2020											₹	81,843

*	Includes computer equipment and software.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and machinery *		Vehicles		Total
Gross carrying value:
As at April 1, 2019	₹	2,003	₹	11,502	₹	2,941	₹	649	₹	17,095
Additions		—		436		301		58		795
Disposals		—		—		—		(27)		(27)
Translation adjustment		—		59		5		3		67

As at June 30, 2019	₹	2,003	₹	11,997	₹	3,247	₹	683	₹	17,930

Accumulated depreciation:
Depreciation	₹	5	₹	890	₹	413	₹	60	₹	1,368
Disposals		—		—		—		(1)		(1)
Translation adjustment		—		19		—		—		19

As at June 30, 2019	₹	5	₹	909	₹	413	₹	59	₹	1,386

Net carrying value as at June 30, 2019									₹	16,544

Gross carrying value:
As at April 1, 2019	₹	2,003	₹	11,502	₹	2,941	₹	649	₹	17,095
Additions		—		3,520		1,210		219		4,949
Additions through Business combinations		—		364		—		—		364
Disposals		—		(41)		(47)		(59)		(147)
Translation adjustment		—		279		132		17		428

As at March 31, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689

Accumulated depreciation:
Depreciation	₹	27	₹	3,884	₹	1,731	₹	269	₹	5,911
Disposals		—		(18)		(47)		(10)		(75)
Translation adjustment		—		62		37		6		105

As at March 31, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941

Net carrying value as at March 31, 2020									₹	16,748

Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		—		742		66		4		812
Disposals		—		(12)		—		(18)		(30)
Translation adjustment		—		101		28		7		136

As at June 30, 2020	₹	2,003	₹	16,455	₹	4,330	₹	819	₹	23,607

Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		7		1,119		427		64		1,617
Disposals		—		(5)		—		(6)		(11)
Translation adjustment		—		29		10		3		42

As at June 30, 2020	₹	34	₹	5,071	₹	2,158	₹	326	₹	7,589

Net carrying value as at June 30, 2020									₹	16,018

*	Includes computer equipment.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2020		June 30, 2020
Balance at the beginning of the period	₹	116,980	₹	131,012
Translation adjustment		9,199		551
Acquisition through business combination, net *		4,833		33

Balance at the end of the period	₹	131,012	₹	131,596

*	Acquisition through business combination for the three months ended June 30, 2020 pertains to change in the purchase price allocation of acquisition during the year ended March 31, 2020.

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment		79		(5)		74

As at June 30, 2019	₹	27,003	₹	5,940	₹	32,943
Accumulated amortization/ impairment:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		(2)		(5)		(7)
Amortization		519		226		745

As at June 30, 2019	₹	15,862	₹	3,983	₹	19,845

Net carrying value as at June 30, 2019	₹	11,141	₹	1,957	₹	13,098

Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment		1,031		382		1,413
Acquisition through business combinations		4,535		371		4,906

As at March 31, 2020	₹	32,490	₹	6,698	₹	39,188
Accumulated amortization/ impairment:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		220		226		446
Amortization		2,333		940		3,273

As at March 31, 2020	₹	17,898	₹	4,928	₹	22,826

Net carrying value as at March 31, 2020	₹	14,592	₹	1,770	₹	16,362

Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Translation adjustment		158		(1)		157

As at June 30, 2020	₹	32,648	₹	6,697	₹	39,345
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Translation adjustment		(2)		(2)		(4)
Amortization		748		274		1,022

As at June 30, 2020	₹	18,644	₹	5,200	₹	23,844

Net carrying value as at June 30, 2020	₹	14,004	₹	1,497	₹	15,501

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Investments

	As at
	March 31, 2020		June 30, 2020
Non-current
Financial instruments at FVTOCI
Equity instruments	₹	9,297	₹	8,870
Financial instruments at amortized cost
Inter corporate and term deposits *		5		5

	₹	9,302	₹	8,875

Current
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds	₹	14,795	₹	44,908
Financial instruments at FVTOCI
Commercial paper, Certificate of deposits and bonds		155,587		143,827
Financial instruments at amortized cost
Inter corporate and term deposits *		19,253		25,130

	₹	189,635	₹	213,865

	₹	198,937	₹	222,740

*

These deposits earn a fixed rate of interest. Term deposits include non- current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ 5, and ₹ 806, respectively (March 31, 2020: Term deposits non-current of ₹ 5 and Term deposits current of ₹ 796).

8. Inventories

	As at
	March 31, 2020		June 30, 2020
Stores and spare parts	₹	613	₹	569
Finished and traded goods		1,252		1,075

	₹	1,865	₹	1,644

9. Cash and cash equivalents:

	As at
	March 31, 2020		June 30, 2020
Cash and bank balances	₹	34,087	₹	43,731
Demand deposits with banks *		110,412		115,712

	₹	144,499	₹	159,443

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the cash flow statement:

	As at
	June 30, 2019		June 30, 2020
Cash and cash equivalents	₹	241,405	₹	159,443
Bank overdrafts		(19)		(148)

	₹	241,386	₹	159,295

10. Other financial assets

	As at
	March 31, 2020		June 30, 2020

Non-current
Security deposits	₹	1,581	₹	1,533
Interest receivables		1,139		1,139
Finance lease receivables		2,359		3,039
Other deposits		802		643

	₹	5,881	₹	6,354

Current
Security deposits	₹	1,127	₹	1,177
Dues from officers and employees		1,040		654
Finance lease receivables		2,811		3,303
Interest receivables		2,581		3,388
Other deposits		5		2
Others		1,050		2,002

	₹	8,614	₹	10,526

	₹	14,495	₹	16,880

11. Other assets

	As at
	March 31, 2020		June 30, 2020

Non-current
Prepaid expenses	₹	4,535	₹	3,940
Costs to obtain contract*		4,030		3,935
Costs to fulfil contract		305		331
Others		3,065		3,251

	₹	11,935	₹	11,457

Current
Prepaid expenses	₹	9,876	₹	11,842
Dues from officers and employees		310		235
Advance to suppliers		3,121		2,276
Balance with GST and other authorities		7,805		8,079
Costs to obtain contract*		1,258		985
Others		135		167

	₹	22,505	₹	23,584

	₹	34,440	₹	35,041

*	Amortization during the three months ended June 30, 2019, and 2020 amounting to ₹ 295 and ₹ 365 respectively.

12. Loans, borrowings and bank overdrafts

	As at
	March 31, 2020		June 30, 2020
Borrowings from banks	₹	77,058	₹	73,623
Bank overdrafts		395		148
Loans from institutions other than bank		589		466

	₹	78,042	₹	74,237

Non-current		4,840		4,747
Current		73,202		69,490

13. Other financial liabilities

	As at
	March 31, 2020		June 30, 2020

Non-current
Cash Settled ADS RSUs	₹	146	₹	187
Deposits and others		5		5

	₹	151	₹	192

Current
Cash Settled ADS RSUs	₹	350	₹	327
Deposits and others		549		558

	₹	899	₹	885

	₹	1,050	₹	1,077

14. Other liabilities

	As at
	March 31, 2020		June 30, 2020

Non-current
Employee benefits obligations	₹	3,767	₹	4,365
Others		3,770		3,928

	₹	7,537	₹	8,293

Current
Statutory and other liabilities	₹	4,919	₹	7,851
Employee benefits obligations		12,356		13,876
Advance from customers		1,464		1,289
Others		515		530

	₹	19,254	₹	23,546

	₹	26,791	₹	31,839

15. Provisions

	As at
	March 31, 2020		June 30, 2020

Non-current
Provision for warranty	₹	2	₹	4

	₹	2	₹	4

Current
Provision for warranty	₹	317	₹	304
Others		295		555

	₹	612	₹	859

	₹	614	₹	863

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

16. Financial instruments:

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

					(in millions)
	As at
	March 31, 2020				June 30, 2020
	Notional		Fair value		Notional		Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,011	₹	(2,902)	USD	1,254	₹	(1,808)
		€121	₹	231		€109	₹	(29)
		£52	₹	240		£64	₹	274
	AUD	144	₹	741	AUD	136	₹	(123)

Range forward option contracts	USD	474	₹	(1,057)	USD	319	₹	(106)
		£98	₹	(13)		£63	₹	(13)
		€39	₹	85		€30	₹	18
Non-designated derivative instruments
Sell: Forward contracts *	USD	1,314	₹	(3,116)	USD	1,381	₹	854
		€59	₹	34		€100	₹	(179)
		£81	₹	112		£78	₹	91
	AUD	56	₹	115	AUD	46	₹	(41)
	SGD	7	₹	8	SGD	7	₹	(2)
	ZAR	17	₹	1	ZAR	22		^
	CAD	51	₹	153	CAD	32	₹	(44)
	SAR	60	₹	(1)	SAR	76	₹	(1)
	AED	—		—	AED	15		^
	PLN	34	₹	13	PLN	18	₹	(9)
	CHF	7	₹	4	CHF	2	₹	(3)
	QAR	19	₹	(8)	QAR	13	₹	(5)
	TRY	30	₹	31	TRY	30	₹	(16)
	NOK	19	₹	16	NOK	19	₹	(2)
	OMR	2	₹	1	OMR	2	₹	(5)
	SEK	13	₹	4	SEK	29	₹	(3)
	MYR	20	₹	1	MYR	11	₹	(1)
	JPY	325		^	JPY	500	₹	1

Buy: Forward contracts	USD	480	₹	972	USD	250	₹	(43)
	MXN	11	₹	(9)	MXN	11	₹	2
		€—		—		€1		^
	SEK	—		—	SEK	37	₹	21
	DKK	9		^	DKK	44	₹	13

			₹	(4,344)			₹	(1,159)

^	Value is less than ₹ 1.
*	USD 1,314 and USD 1,381 includes USD/PHP sell forward of USD 176 and USD 194 as at March 31, 2020 and June 30, 2020, respectively.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Three months ended June 30,
	2019		2020
Balance as at the beginning of the period	₹	3,019	₹	(2,876)

Deferred cancellation gain/(loss), net		—		112
Changes in fair value of effective portion of derivatives		933		146
Net gain/(loss) reclassified to interim condensed consolidated statement of income on occurrence of hedged transactions *		(621)		743

Gain/(loss) on cash flow hedging derivatives, net	₹	312	₹	1,001

Balance as at the end of the period		3,331		(1,875)
Deferred tax thereon		(664)		368

Balance as at the end of the period, net of deferred tax	₹	2,667	₹	(1,507)

*	Includes net gain/(loss) reclassified to revenue (June 30, 2019: ₹ (890), June 30, 2020: ₹ 955) and cost of revenues (June 30, 2019: ₹ 269, June 30, 2020: ₹ (212)).

As at June 30, 2019 and 2020, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payable and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2020 and June 30, 2020, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2020								As at June 30, 2020
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	1,382	₹	—	₹	1,382	₹	—	₹	642	₹	—	₹	642	₹	—
Others		1,643		—		1,643		—		1,024		—		1,024		—
Investments:
Investment in liquid and short-term mutual funds		14,795		14,795		—		—		44,908		44,908		—		—
Investment in equity instruments		9,297		—		119		9,178		8,870		—		230		8,640
Commercial paper, Certificate of deposits and bonds		155,587		12,983		142,604		—		143,827		—		143,827		—

Liabilities
Derivative instruments:
Cash flow hedges	₹	(4,057)	₹	—	₹	(4,057)	₹	—	₹	(2,429)	₹	—	₹	(2,429)	₹	—
Others		(3,312)		—		(3,312)		—		(396)		—		(396)		—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at June 30, 2020, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market and income approaches.

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2020		June 30, 2020
Balance at the beginning of the period	₹	6,668	₹	9,178
Additions		2,124		395
Disposals		(1,327)		(1,274)
Gain/(loss) recognized in foreign currency translation reserve		855		(7)
Gain/(loss) recognized in other comprehensive income		858		348

Balance at the end of the period	₹	9,178	₹	8,640

17. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Three months ended June 30,
	2019		2020
Balance at the beginning of the period	₹	15,250	₹	23,539
Translation difference related to foreign operations, net		322		1,155

Balance at the end of the period	₹	15,572	₹	24,694

18. Income taxes

	Three months ended June 30,
	2019		2020
Income tax expense as per the interim condensed consolidated statement of income	₹	6,699	₹	6,838
Income tax included in other comprehensive income on:
Unrealized gains/ (losses) on investment securities		(385)		646
Gains/(losses) on cash flow hedging derivatives		60		193
Remeasurements of the net defined benefit liability /(asset) comprising actuarial gains and losses		65		(73)

	₹	6,439	₹	7,604

Income tax expense consists of the following:

	Three months ended June 30,
	2019		2020

Current taxes
Domestic	₹	4,705	₹	4,069
Foreign		1,853		1,345

		6,558		5,414
Deferred taxes
Domestic		356		1,983
Foreign		(215)		(559)

		141		1,424

	₹	6,699	₹	6,838

Income tax expenses are net of reversal of taxes pertaining to earlier periods, amounting to ₹ 466, and ₹ 1,112 for the three months ended June 30, 2019 and 2020, respectively.

The Special Economic Zone (“SEZ”) Re-Investment Reserve has been created out of profit of eligible SEZ units as per provisions of section 10AA(1)(ii) of the Income–tax Act, 1961 for acquiring new plant and machinery. The said reserve should be utilized by the Company for acquiring plant and machinery as per terms of Section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution.

19. Revenues

	Three months ended June 30,
	2019		2020
Rendering of services	₹	144,627	₹	146,834
Sale of products		2,534		2,297

	₹	147,161	₹	149,131

Information on disaggregation of revenues for the three months ended June 30, 2019 is as follows:

	IT Services																IT Products		ISRE		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
A. Revenue
Rendering of services	₹	45,083	₹	18,715	₹	22,230	₹	18,297	₹	18,527	₹	11,250	₹	8,400	₹	142,502	₹	—	₹	2,125	₹	144,627
Sale of products		—		—		—		—		—		—		—		—		2,534		—		2,534

	₹	45,083	₹	18,715	₹	22,230	₹	18,297	₹	18,527	₹	11,250	₹	8,400	₹	142,502	₹	2,534	₹	2,125	₹	147,161

B. Revenue by geography
India	₹	951	₹	616	₹	231	₹	476	₹	242	₹	498	₹	724	₹	3,738	₹	1,559	₹	2,125	₹	7,422
Americas *		26,873		14,310		15,496		5,613		13,848		5,589		2,093		83,822		291		—		84,113
Europe		11,434		2,032		4,146		7,515		3,616		4,233		2,024		35,000		328		—		35,328
Rest of the World		5,825		1,757		2,357		4,693		821		930		3,559		19,942		356		—		20,298

	₹	45,083	₹	18,715	₹	22,230	₹	18,297	₹	18,527	₹	11,250	₹	8,400	₹	142,502	₹	2,534	₹	2,125	₹	147,161

C. Revenue by nature of contract
Fixed price and volume based	₹	25,400	₹	11,988	₹	12,359	₹	12,770	₹	11,382	₹	7,945	₹	5,208	₹	87,052	₹	—	₹	1,649	₹	88,701
Time and materials		19,683		6,727		9,871		5,527		7,145		3,305		3,192		55,450		—		476		55,926
Products		—		—		—		—		—		—		—		—		2,534		—		2,534

	₹	45,083	₹	18,715	₹	22,230	₹	18,297	₹	18,527	₹	11,250	₹	8,400	₹	142,502	₹	2,534	₹	2,125	₹	147,161

Information on disaggregation of revenues for the three months ended June 30, 2020 is as follows:

	IT Services																IT Products		ISRE		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
A. Revenue
Rendering of services	₹	44,432	₹	19,613	₹	23,005	₹	19,101	₹	19,498	₹	11,713	₹	7,355	₹	144,717	₹	—	₹	2,117	₹	146,834
Sale of products		—		—		—		—		—		—		—		—		2,297		—		2,297

	₹	44,432	₹	19,613	₹	23,005	₹	19,101	₹	19,498	₹	11,713	₹	7,355	₹	144,717	₹	2,297	₹	2,117	₹	149,131

B. Revenue by geography
India	₹	1,604	₹	640	₹	218	₹	442	₹	118	₹	434	₹	324	₹	3,780	₹	1,252	₹	2,117	₹	7,149
Americas *		25,773		14,946		16,074		5,901		15,434		5,783		1,556		85,467		91		—		85,558
Europe		10,690		1,996		4,136		7,948		2,916		4,627		1,949		34,262		577		—		34,839
Rest of the World		6,365		2,031		2,577		4,810		1,030		869		3,526		21,208		377		—		21,585

	₹	44,432	₹	19,613	₹	23,005	₹	19,101	₹	19,498	₹	11,713	₹	7,355	₹	144,717	₹	2,297	₹	2,117	₹	149,131

C. Revenue by nature of contract
Fixed price and volume based	₹	24,946	₹	13,695	₹	11,943	₹	12,716	₹	13,449	₹	8,400	₹	5,221	₹	90,370	₹	—	₹	1,608	₹	91,978
Time and materials		19,486		5,918		11,062		6,385		6,049		3,313		2,134		54,347		—		509		54,856
Products		—		—		—		—		—		—		—		—		2,297		—		2,297

	₹	44,432	₹	19,613	₹	23,005	₹	19,101	₹	19,498	₹	11,713	₹	7,355	₹	144,717	₹	2,297	₹	2,117	₹	149,131

*	Substantially related to operations in the United States of America.

20. Expenses by nature

	Three months ended June 30,
	2019		2020
Employee compensation	₹	77,476		80,262
Sub-contracting/ technical fees		22,563		21,218
Cost of hardware and software		2,810		2,009
Travel		4,633		1,290
Facility expenses		4,733		4,627
Depreciation, amortization and impairment		4,955		6,154
Communication		1,136		1,354
Legal and professional fees		1,096		1,311
Rates, taxes and insurance		737		1,030
Marketing and brand building		772		129
Lifetime expected credit loss		531		1,589
Miscellaneous expenses*		1,903		2,522

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	123,345	₹	123,495

*	Miscellaneous expenses for the three months ended June 30, 2020, include an amount of ₹ 991 towards COVID-19 contributions.

21. Finance expenses

	Three months ended June 30,
	2019		2020
Interest expense	₹	1,277	₹	1,002
Exchange fluctuation on foreign currency borrowings, net		307		297

	₹	1,584	₹	1,299

22. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended June 30,
	2019		2020
Interest income	₹	6,413	₹	4,853
Dividend income		95		—
Net gain from investments classified as FVTPL		151		233
Net gain from investments classified as FVTOCI		288		195

Finance and other income	₹	6,947	₹	5,281

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	1,398	₹	773
OtherForeign exchange gains/(losses), net		(540)		432

Foreign exchange gains/(losses), net	₹	858	₹	1,205

	₹	7,805	₹	6,486

23. Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended June 30,
	2019		2020
Profit attributable to equity holders of the Company	₹	23,874	₹	23,902
Weighted average number of equity shares outstanding		6,010,597,369		5,693,348,171

Basic earnings per share	₹	3.97	₹	4.20

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended June 30,
	2019		2020
Profit attributable to equity holders of the Company	₹	23,874	₹	23,902
Weighted average number of equity shares outstanding		6,010,597,369		5,693,348,171
Effect of dilutive equivalent share options		14,755,073		9,820,077

Weighted average number of equity shares for diluted earnings per share		6,025,352,442		5,703,168,248

Diluted earnings per share	₹	3.96	₹	4.19

24. Employee benefits

	Three months ended June 30,
	2019		2020
Salaries and bonus	₹	74,625	₹	77,202
Employee benefits plans
Gratuity and other defined benefit plans		393		500
Defined contribution plans		1,987		2,200
Share-based compensation		471		360

	₹	77,476	₹	80,262

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended June 30,
	2019		2020
Cost of revenues	₹	65,939	₹	68,345
Selling and marketing expenses		7,610		7,909
General and administrative expenses		3,927		4,008

	₹	77,476	₹	80,262

The Company has granted 50,000 options under RSU option plan during the three months ended June 30, 2020 (10,000 for the three months ended June 30, 2019); 16,000 options under ADS option plan during the three months ended June 30, 2020 (100,000 for three months ended June 30, 2019).

The Company has also granted 60,000 Performance based stock options (RSU) during the three months ended June 30, 2020 (Nil for the three months ended June 30, 2019); 24,000 Performance based stock options (ADS) during the three months ended June 30, 2020 (Nil for three months ended June 30, 2019).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

25. Other operating income

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ 597, and ₹ 97 for the three months ended June 30, 2019, and June 30, 2020, respectively has been recognized under other operating income.

The Company concluded the sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France and Sweden during the year ended March 31, 2020. Gain arising from such transaction of ₹ 102 for the three months ended June 30, 2019 has been recognized under other operating income.

26.	Commitments and contingencies

Capital commitments: As at March 31, 2020 and June 30, 2020 the Company had committed to spend approximately ₹ 14,011 and ₹ 9,586 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2020 and June 30, 2020, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 18,655 and ₹ 19,846 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Income Tax Act, 1961. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (“ITAT”). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel allowed the claim of the Company under section 10A of the Income Tax Act, 1961. The Income tax authorities have filed an appeal before the Hon’ble ITAT.

For the year ended March 31, 2013, the Company received the final assessment order in November 2017 with a demand of ₹ 3,286 (including interest of ₹ 1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2014, the Company received the final assessment order in September 2018 with a demand of ₹ 1,030 (including nil interest), arising primarily on account of transfer pricing issues. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2015, the Company received the final assessment order in October 2019 with an estimated demand of ₹ 1,347 (including nil interest), arising primarily on account of capitalization of wages. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For the year ended March 31, 2016, the Company received the draft assessment order in December 2019 with an estimated demand of ₹ 704 (including nil interest), arising primarily on account of capitalization of wages. The Company has filed the objections before the Dispute Resolution Panel (Bengaluru) within the prescribed timelines.

For the year ended March 31, 2007 to year ended March 31, 2012, the company has received tax demand of ₹ 227 (including interest of ₹ 102) for non-deduction of tax at source on some payments. The Company has already deposited the demand under protest. The Company received order issued by ITAT, Bengaluru rejecting Company’s appeal. The Company has filed an appeal against the said order with the Hon’ble High Court of Karnataka within the prescribed timelines. The Company has received a favorable order on this issue from the Hon’ble High Court of Karnataka for the earlier years.

Income tax demands against the Company amounting to ₹ 77,873 and ₹ 78,591 are not acknowledged as debt as at March 31, 2020 and June 30, 2020, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 8,033 and ₹ 10,388 as of March 31, 2020 and June 30, 2020, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

27.	Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities or departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended June 30, 2019, is as follows:

	IT Services																IT Products		ISRE		Reconciling Items		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
Revenue	₹	45,395	₹	18,871	₹	22,366	₹	18,432	₹	18,660	₹	11,336	₹	8,454	₹	143,514	₹	2,409	₹	2,143	₹	(47)	₹	148,019
Other operating income		—		—		—		—		—		—		—		699		—		—		—		699
Segment Result		9,335		2,929		3,506		2,196		3,526		2,092		1,518		25,102		(407)		(636)		(105)		23,954
Unallocated																720		—		—		—		720

Segment Result Total															₹	26,521	₹	(407)	₹	(636)	₹	(105)	₹	25,373
Finance expense																								(1,584)
Finance and other income																								6,947
Share of net profit /(loss) of associates accounted for using the equity method																								(16)

Profit before tax																							₹	30,720
Income tax expense																								(6,699)

Profit for the period																							₹	24,021

Depreciation, amortization and impairment																								4,955

Information on reportable segment for the three months ended June 30, 2020, is as follows:

	IT Services																IT Products		ISRE		Reconciling Items		Total
	BFSI		Health BU		CBU		ENU		TECH		MFG		COMM		Total
Revenue	₹	44,828	₹	19,760	₹	23,179	₹	19,279	₹	19,670	₹	11,820	₹	7,420	₹	145,956	₹	2,258	₹	2,117	₹	5	₹	150,336
Other operating income		—		—		—		—		—		—		—		97		—		—		—		97
Segment Result		8,517		2,728		4,419		3,569		4,167		2,228		891		26,519		124		(100)		(908)		25,635
Unallocated																1,206		—		—		—		1,206

Segment Result Total															₹	27,822	₹	124	₹	(100)	₹	(908)	₹	26,938
Finance expense																								(1,299)
Finance and other income																								5,281
Share of net profit /(loss) of associates accounted for using the equity method																								31

Profit before tax																							₹	30,951
Income tax expense																								(6,838)

Profit for the period																							₹	24,113

Depreciation, amortization and impairment																								6,154

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended June 30,
	2019		2020
India	₹	7,341	₹	7,160
Americas *		84,652		86,219
Europe		35,577		35,160
Rest of the world		20,449		21,797

	₹	148,019	₹	150,336

*	Substantially related to operations in the United States of America.

No customer individually accounted for more than 10% of the revenues during the three months ended June 30, 2019 and 2020.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	During the three months ended June 30, 2020, the Company has contributed ₹ 991 towards COVID-19 and is reported in Reconciling items.

c)	Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.

d)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues

e)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

f)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in Reconciling items.

g)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under Reconciling items.

h)	Other operating income of ₹ 699 and ₹ 97 is included as a part of IT Services segment results for the three months ended June 30, 2019 and 2020, respectively. Refer to Note 25.

i)

Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 427, and ₹ 401, for the three months ended June 30, 2019 and 2020, respectively. The share-based compensation expense pertaining to other segments is not material.

28.	List of subsidiaries and investments accounted for using equity method as at June 30, 2020 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Cooper Software, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA

		Rational Interaction, Inc. **	USA

Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.

	Designit A/S		Denmark

		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
Wipro IT Services SE (formerly Wipro Cyprus SE)			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil

		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq

Wipro Networks Pte Limited		Singapore

	Wipro (Dalian) Limited	China
	Wipro Technologies SDN BHD	Malaysia
Wipro Chengdu Limited		China
Wipro IT Services Bangladesh Limited		Bangladesh
Wipro HR Services India Private Limited		India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

# 51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, Appirio, Inc, International TechneGroup Incorporated and Rational Interaction, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Cellent GmbH	Germany
		Cellent GmbH	Austria
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	International TechneGroup S.R.L.		Italy

		MechWorks S.R.L.	Italy

Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio Ltd (UK)	U.K.
Rational Interaction, Inc.			USA
	Rational Consulting Australia Pty Ltd		Australia

	Rational Interaction Limited		Ireland

As at June 30, 2020 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

29.	Bank balance

Balances with banks in current and deposit account are as follows:

	As at June 30, 2020
	In Current Account		In Deposit Account		Total
HDFC Bank	₹	765	₹	36,308	₹	37,073
ICICI Bank		—		35,396		35,396
Axis Bank		53		23,930		23,983
HSBC		18,775		4,472		23,247
Citi Bank		13,549		8,538		22,087
Wells Fargo Bank		4,812		—		4,812
BNP Paribas		127		4,137		4,264
Saudi British Bank		2,286		201		2,487
ANZ Bank		339		2,060		2,399
Kotak Mahindra Bank		1		500		501
Standard Chartered Bank		374		—		374
Unicredit Bank of Austria		352		—		352
JP Morgan Chase		174		170		344
Deutsche Bank		332		—		332
Silicon Valley Bank		283		—		283
United Amara Bank Limited		260		—		260
Bank of Tokyo		162		—		162
Rabo Bank		135		—		135
Intesa San Paolo		117		—		117
Bank of America		108		—		108
Others		727		—		727

Total	₹	43,731	₹	115,712	₹	159,443

30. On July 13, 2020, the Company entered into a definitive agreement to acquire IVIA Serviços de Informática Ltda., a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil, for a consideration of BRL 120 million (USD 22.4 million). The acquisition is subject to customary closing conditions and is expected to close in the quarter ending September 30, 2020.

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
July 14, 2020